Exhibit 4.5

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

CONVERTIBLE PROMISSORY NOTE

No. [ ]	Date of Issuance
$[ ].00	July [ ], 2010

FOR VALUE RECEIVED, GeNO, LLC, a Delaware limited liability company (the “Company”), hereby promises to pay [                    ] (the “Holder”), the amounts advanced to the Company pursuant to this Note up to the principal sum of [                    ] Dollars ($ [                    ].00), together with interest on the Outstanding Principal from the date of this Note. Interest shall accrue on Advances at the rate of ten percent (10.0%) per annum, compounded annually, commencing from the date of an Advance. Unless earlier converted into Conversion Shares pursuant to Section 2.1 of that certain Convertible Note Purchase Agreement dated as of July 27, 2010, by and among the Company, Holder and certain other parties (as such agreement may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), the Outstanding Loan Amount shall be due and payable by the Company at the Maturity Date. This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1. Advances. Pursuant to Section 1.5 of the Purchase Agreement, the Company may at any time request the Holder to advance the Purchaser’s Pro Rata Advance under this Note up to the Holder’s Committed Principal Amount. The Company shall update Schedule 1 to this Note to reflect the date and the amount of each Advance. Failure to make an Advance shall result in the Holder forfeiting certain rights under this Note pursuant to Section 1.5 of the Purchase Agreement.

2. Payment. All payments under this Note shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to Outstanding Principal. Prepayment of the Outstanding Loan Amount may not be made without the consent of the Majority Note Holders; provided, however, that if at least ninety percent (90%) of the Outstanding Loan Amount has been prepaid in the form of cash or equity of the Company, the Company may prepay the remainder in cash without the consent of the Majority Note Holders. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

3. Conversion of the Notes. This Note and any amounts due hereunder shall be convertible into Conversion Shares in accordance with the terms of Section 2.1 of the Purchase Agreement. As promptly as practicable after the conversion of this Note, the Company at its expense shall issue and deliver to the Holder of this Note, upon surrender of the Note, a certificate or certificates for the number of full Conversion Shares issuable upon such conversion.

4. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

5. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Majority Note Holders. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Holder and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other holders.

6. Officers and Managers Not Liable. In no event shall any officer or manager of the Company be liable for any amounts due and payable pursuant to this Note.

7. Expenses. The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys’ fees and legal expenses, incurred by the Holder of this Note (“Costs”) in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise. The Company agrees that any delay on the part of the Holder in exercising any rights hereunder will not operate as a waiver of such rights. The Holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

8. Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware (excluding the laws and rules of law applicable to conflicts or choice of law).

GENO LLC

By:
Name:	David Fine, Chief Executive Officer

SCHEDULE 1

Date of Advance	Amount of Advance	Company Acknowledgment

TOTAL: